Writer’s Direct Dial: +1 212 225 2142 E-Mail: wgroll@cgsh.com	September 29, 2011

BY EDGAR AND FACSIMILE

Mr. Gus Rodriguez
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
100 F Street, N.E.
Washington, D.C. 20549

Re:	Alkermes plc
Form 8-K dated September 16, 2011
Filed September 16, 2011 File No. 1-35299

Dear Mr. Rodriguez:

On behalf of our client Alkermes plc (the “Company”), we set forth herein responses to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) contained in its letter dated September 22, 2011 with respect to the above referenced Report on Form 8-K (the “Form 8-K”).  The Company is submitting herewith, via EDGAR and facsimile, responses to the Staff’s comments.

The Company has filed today Amendment No. 1 (“Amendment No. 1”) to the Form 8-K, together with this letter via EDGAR correspondence.

For your convenience, we have reproduced in italics the Staff’s comments and have provided responses immediately below the comments.

Mr. Gus Rodriguez, p. 2

Comment

1.  Please revise your Item 4.01 Form 8-K to state whether the former accountant resigned, declined to stand for re-election or was dismissed and the specific date thereof, as required by Item 304(a)(1)(i) of Regulation S-K.

Response to Comment 1

Based on the Staff’s comments, the Company has revised Item 4.01 of the Form 8-K.

Comment

2.  With regards to the last sentence in the fourth paragraph as well as the third sentence in the sixth paragraph, please revise your item 4.01 8-K to specify the subsequent interim period.  You should specify the subsequent interim period as the “interim period through September 16, 2011.”  Your current disclosures do not specify an interim period.

Response to Comment 2

Based on the Staff’s comments, the Company has revised the last sentence in the fourth paragraph as well as the third sentence in the sixth paragraph of Item 4.01 of the Form 8-K.

Comment

3.  Please file a letter from your former accountant as Exhibit 16, indicating whether or not they agree with your disclosures in the Form 8-K.

Response to Comment 3

Based on the Staff’s comments, the Company has filed a letter from KPMG dated as of September 29, 2011 as Exhibit 16.1 to the Amendment.

* * *

The Company has authorized us to make the following acknowledgments on behalf of the Company:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its respective filings;

Mr. Gus Rodriguez, p. 3

•	comments of the Commission staff, or changes to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*  *  *

We very much appreciate the Staff’s review of this filing and we hope that these responses adequately address the Staff’s comments.  If the Staff has any questions or requires any additional information with respect to the above, please do not hesitate to contact the undersigned at (212) 225 2142 (direct).  In addition, you may direct any further correspondence to my attention by facsimile at (212) 225 3999.

Sincerely, /s/ William A. Groll

cc:  Kathryn L. Biberstein, Esq.
       General Counsel and Secretary
       Alkermes plc